News Release

  FOR IMMEDIATE RELEASE

January 29, 2020

Seabridge Gold Strengthens Its Commitment to Meeting the

Environmental and Social Demands on its Industry

Senior ESR team in place to manage its broad and responsible approach to advancing Projects with community support

Toronto, Canada... Seabridge Gold's (TSX: SEA, NYSE:SA) Chairman and CEO Rudi Fronk announced today that Seabridge has expanded the responsibilities and scope of its environmental and permitting team in response to the growing importance and complexity of earning and maintaining the social licence to build and operate mining projects in Canada. Key members of the management team have been promoted to expanded roles reflecting the wider scope of work required to meet new and evolving demands.

"A decade ago, the emphasis in our industry was on being successful with environmental permitting. Now, the mandate in this area is much larger and we are recognizing this fact by appointing Brent Murphy as Senior Vice President of Environmental Affairs. Reporting to him will be Elizabeth Fillatre Miller who assumes the new position of Vice President of Environment and Social Responsibility. Jessy Chaplin takes on the job of Director of Permitting and Compliance. Our aim is to continue to be a leader in our responsiveness to the environmental and the social needs of our Indigenous partners and stakeholders," said Fronk.

British Columbia ("BC") was one of the first jurisdictions in the world to legislate application of the United Nations Declaration on the Rights of Indigenous Peoples (the "UN Declaration"). The principles of the UN Declaration have been incorporated into Bill 41 developed collaboratively by the BC Government and the First Nations Leadership Council acting for member nations of the Union of BC Indian Chiefs, the First Nations Summit and the BC Assembly of First Nations. The Bill requires the BC government to take all necessary measures to ensure that the laws of BC are consistent with the UN Declaration, and to do so in consultation with Indigenous peoples.

"We see the new and more complex role of the public sector, citizens groups and Indigenous peoples in resource development as an opportunity to enhance our reputation for transparency and collaborative problem-solving, while advancing our Projects," Fronk stated.

Brent Murphy is a former exploration geologist who holds an M.Sc. in Geology from Acadia University. As a former permitting advisor to the federal and territorial governments, Mr. Murphy has extensive experience in aboriginal, public and government engagement in support of the social acceptance of resource extraction projects. Prior to joining Seabridge he was the Chief Environmental Officer for the EKATI Diamond Mine in the Northwest Territories. In his 12 years with Seabridge, he was instrumental in spearheading the successful permitting of the KSM project and his innovative work in community consultation processes has been recognized and adopted by other companies.

Elizabeth Fillatre Miller is a Registered Professional Biologist who holds a Master of Science degree.  Mrs. Miller has 20 years' experience managing and implementing projects in BC and Canada's north, working as a Senior Biologist with the Government of BC, an Environmental Specialist with BHP Billiton at the EKATI Diamond Mine and as a consultant on environmental programs for a variety of development projects. She has been responsible for Seabridge's environmental and reclamation programs including liaising with contractors, Federal and Provincial governments, indigenous communities and public interest groups for the past nine years.

Jessy Chaplin is responsible for obtaining and amending approvals, permits and authorizations for the KSM and Iskut Exploration Projects in northwestern BC and the Johnny Mountain Mine Reclamation Project. Mrs. Chaplin holds a Master of Science degree from the University of London, a biology co-op degree from UVIC and she is a member of the Registered Professional Biologists of BC and the BC Institute of Agrologists.  She has over 25 years' experience working in mineral exploration in BC, for private industry, consultancies, not-for profits and the BC Government.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi P. Fronk"

Chairman & CEO

For further information, please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net

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